Exhibit 99.1

Xunlei Announces Unaudited Fourth Quarter and Full Year 2023 Financial Results

Shenzhen, China, March 14, 2024 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (NASDAQ: XNET), a leading technology company providing distributed cloud services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights:

•	Total revenues were US$77.1 million, a decrease of 20.4% year-over-year.

•	Cloud computing revenues were US$30.5 million, a decrease of 4.4% year-over-year.

•	Subscription revenues were US$31.6 million, representing an increase of 26.8% year-over-year.

•	Live streaming and other internet value-added services (“Live streaming and other IVAS”) revenues were US$15.0 million, a decrease of 62.5% year-over-year.

•	Gross profit was US$40.1 million, representing an increase of 6.5% year-over-year, and gross profit margin was 51.9% in the fourth quarter, compared with 38.8% in the same period of 2022.

•	Net income was US$3.7 million in the fourth quarter, compared with US$1.6 million in the same period of 2022.

•	Non-GAAP net income was US$4.5 million in the fourth quarter, compared with US$3.5 million in the same period of 2022.

•	Diluted earnings per ADS was approximately US$0.06 in the fourth quarter, compared with US$0.02 in the same period of 2022.

Full Year 2023 Financial Highlights:

•	Total revenues were US$364.9 million, representing an increase of 6.5% from 2022.

•	Cloud computing revenues were US$123.4 million, representing an increase of 3.2% from 2022.

•	Subscription revenues were US$119.3 million, representing an increase of 18.7% from 2022.

•	Live streaming and other IVAS revenues were US$122.2 million, representing a decrease of 0.2% from 2022.

•	Gross profit was US$163.1 million, representing an increase of 15.3% from 2022, and gross profit margin was 44.7%, compared with 41.3% in the previous year.

•	Net income was US$14.3 million, compared with US$21.3 million in the previous year.

•	Non-GAAP net income was US$23.9 million, compared with US$29.5 million in the previous year.

•	Diluted earnings per ADS was US$0.22, compared with US$0.32 in the previous year.

“We closed out 2023 with a solid Q4 performance, beating our upper-end guidance and achieving profitability for the third consecutive year. Notably, our subscription business surpassed a significant milestone by reaching almost 6 million subscribers at the end of 2023, and delivered an impressive 26.8% increase in subscription revenues year-over-year for the fourth quarter. The results were attributed not only to our consistent provision of high-quality services tailored to meet the evolving needs of our subscribers, but also to the unwavering commitments and diligent efforts by our dedicated employees," stated Mr. Jinbo Li, Chairman and CEO of Xunlei Limited.

“In 2024, we will aim high and proactively explore opportunities to seek breakthroughs in business developments while leveraging our outstanding research and development capabilities. We believe that our strong financial position and synergistic product and service lines will provide us with stability and flexibility to further our ongoing operations and pursue growth and innovation to create value for our shareholders. We look forward to sharing with you our progress in the near future," concluded Mr. Li.

Fourth Quarter 2023 Financial Results

Total Revenues

Total revenues were US$77.1 million, representing a decrease of 20.4% year-over-year. The decrease in total revenues was mainly attributable to the decreased revenues generated from our live streaming business as we have downsized some of our domestic audio live streaming operations since June 2023.

Revenues from cloud computing were US$30.5 million, representing a decrease of 4.4% year-over-year. The decrease in cloud computing revenues was mainly due to the decreased revenues generated from certain of our major customers of cloud computing services.

Revenues from subscription were US$31.6 million, representing an increase of 26.8% year-over-year. The increase in subscription revenues was mainly due to an increase in the number of subscribers and higher average revenue per subscriber for the quarter. The number of subscribers was 5.99 million as of December 31, 2023, compared with 4.99 million as of December 31, 2022. The average revenue per subscriber for the fourth quarter was RMB36.5, compared with RMB35.4 in the same period of 2022. The higher average revenue per subscriber was due to the continued increase in the proportion of the users opting for our premium membership.

Revenues from live streaming and other IVAS were US$15.0 million, representing a decrease of 62.5% year-over-year. The decrease of live streaming and other IVAS revenues was mainly due to the downsizing of our domestic audio live streaming operations during 2023.

Costs of Revenues

Costs of revenues were US$36.8 million, representing 47.7% of our total revenues, compared with US$59.0 million, or 60.9% of the total revenues, in the same period of 2022. The decrease in costs of revenues was mainly attributable to the decreased revenue-sharing costs for our live streaming business, which was consistent with the decrease in live streaming revenues.

Bandwidth costs, as included in costs of revenues, were US$26.4 million, representing 34.2% of our total revenues, compared with US$26.9 million, or 27.7% of the total revenues, in the same period of 2022.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business, payment handling charges, cost of inventories sold and depreciation of servers and other equipment.

Gross Profit and Gross Profit Margin

Gross profit for the fourth quarter of 2023 was US$40.1 million, representing an increase of 6.5% year-over-year. Gross profit margin was 51.9% in the fourth quarter, compared with 38.8% in the same period of 2022. The increase in gross profit was mainly driven by the increase in gross profit of our subscription business. The increase in gross profit margin was mainly attributable to the increased portion of subscription revenues to total revenues, which has a higher profit margin as well as the decreased portion of live streaming revenues to total revenues, which has a relatively lower gross profit margin.

Research and Development Expenses

Research and development expenses for the fourth quarter were US$19.5 million, representing 25.3% of our total revenues, compared with US$19.2 million, or 19.8% of our total revenues, in the same period of 2022. The increase was primarily due to the increased labor costs incurred during the quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the fourth quarter were US$9.3 million, representing 12.1% of our total revenues, compared with US$8.7 million, or 8.9% of our total revenues, in the same period of 2022. The increase was primarily due to an increase in customer service costs and more marketing activities held for our subscription business as part of our ongoing efforts on user acquisition, partially offset by the decrease in employee bonus accrued during the quarter.

General and Administrative Expenses

General and administrative expenses for the fourth quarter were US$11.6 million, representing 15.1% of our total revenues, compared with US$9.8 million, or 10.1% of our total revenues, in the same period of 2022. The increase was primarily due to the increase in labor costs and depreciation of Xunlei headquarters building during the quarter, partially offset by the decrease in share-based compensation accrued during the quarter.

Operating (Loss)/Income

Operating loss was US$0.7 million, compared with an operating income of US$0.4 million in the same period of 2022. The decrease in operating income was primarily attributable to the increase in operating expenses during the quarter.

Other Income, Net

Other income, net was US$3.5 million, compared with other income, net of US$0.7 million in the same period of 2022. The increase was primarily due to the increase in foreign exchange gains and investment income from short-term investments during the quarter.

Net Income and Earnings Per ADS

Net income was US$3.7 million, compared with US$1.6 million in the same period of 2022. Non-GAAP net income was US$4.5 million in the fourth quarter of 2023, compared with US$3.5 million in the same period of 2022. The increase of net income and non-GAAP net income was primarily attributable to the increase in other income, net, partially offset by the decrease in operating income as discussed above.

Diluted earnings per ADS in the fourth quarter of 2023 was approximately US$0.06 as compared to US$0.02 in the same period of 2022.

Cash Balance

As of December 31, 2023, the Company had cash, cash equivalents and short-term investments of US$271.9 million, compared with US$264.7 million as of September 30, 2023. The increase in cash, cash equivalents and short-term investments was mainly due to the cash inflow from operating activities and the release of certain restricted cash, partially offset by repayment of bank loans and spending on share buybacks during the quarter.

Full Year 2023 Financial Results

Total Revenues

Total revenues were US$364.9 million, representing an increase of 6.5% on a year-over-year basis. The increase in total revenues was mainly attributable to the increased revenues from our subscription and cloud computing businesses.

Revenues from cloud computing were US$123.4 million, representing an increase of 3.2% on a year-over-year basis. The increase in cloud computing was mainly attributable to the increased sale of our cloud computing hardware devices.

Revenues from subscription were US$119.3 million, representing an increase of 18.7% on a year-over-year basis. The increase was mainly due to the growing number of subscribers, which increased from 4.99 million as of December 31, 2022 to 5.99 million as of December 31, 2023.

Revenues from live streaming and other IVAS were US$122.2 million, representing a decrease of 0.2% on a year-over-year basis.

Costs of Revenues

Costs of revenues were US$200.6 million, representing 55.0% of our total revenues, compared with US$200.1 million, or 58.4% of the total revenues, in 2022.

Bandwidth costs, a major component of costs of revenues, were US$112.5 million, representing 30.8% of our total revenues, compared with US$104.6 million, or 30.5% of the total revenues, in the previous year. The increased bandwidth costs were mainly due to the increased demand for our subscription and cloud computing services, which was consistent with the increase in subscription and cloud computing revenues.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business, payment handling charges, cost of inventories sold and depreciation of servers and other equipment.

Gross Profit and Gross Profit Margin

Gross profit for the year was US$163.1 million, representing an increase of 15.3% on the year-over-year basis. Gross profit margin was 44.7%, compared with 41.3% in the previous year. The increase in gross profit and gross profit margin was mainly driven by the increase in gross profit of our subscription business and increased portion of subscription revenues to total revenues, which has a higher gross profit margin.

Research and Development Expenses

Research and development expenses for the year were US$74.2 million, representing 20.3% of our total revenues, compared with US$67.7 million, or 19.8% of our total revenues, in the previous year. The increase was primarily due to the increased labor costs as a result of the increased headcount as compared with the previous year.

Sales and Marketing Expenses

Sales and marketing expenses for the year were US$43.5 million, representing 11.9% of our total revenues, compared with US$24.8 million, or 7.3% of our total revenues, in the previous year. The increase was primarily driven by the increase in marketing expenses for our subscription and live streaming businesses.

General and Administrative Expenses

General and administrative expenses for the year were US$46.9 million, representing 12.8% of our total revenues, compared with US$39.7 million, or 11.6% of our total revenues, in the previous year. The increase was primarily due to the increase in share-based compensation expenses, deprecation of Xunlei headquarters building and one-off impairment of servers and network equipment incurred during the year.

Operating (Loss)/Income

Operating loss was US$1.6 million in 2023, compared with an operating income of US$10.1 million in the previous year. The decrease in operating income was primarily attributable to the increase in operating expenses during the year, partially offset by the increase in gross profit of subscription business as mentioned above.

Other Income, Net

Other income, net was US$16.9 million in 2023, compared with US$13.5 million in the previous year. The increase was primarily due to the increase in investment income and reversal of certain payables related to a previously disposed business with low payment probability during the year.

Net Income and Earnings Per ADS

Net income was US$14.3 million in 2023, compared with net income of US$21.3 million in the previous year. Non-GAAP net income was US$23.9million in 2023, compared with US$29.5 million in the previous year. The decrease in net income and non-GAAP net income was primarily driven by the decrease in operating income as discussed above.

Diluted earnings per ADS in 2023 was approximately US$0.22 as compared with US$0.32 in the previous year.

Cash Balance

As of December 31, 2023, the Company had cash, cash equivalents and short-term investments of US$271.9 million, compared with US$260.8 million as of December 31, 2022. The increase in cash and cash equivalents was mainly attributed to the cash inflow from operating activities and the release of certain restricted cash, partially offset by repayment of a bank loan, settlement for the construction of Xunlei headquarters building, and spending on share buybacks.

Share Repurchase Program

During 2023, the Company had spent US$4.7 million on share buybacks, consisting of US$1.1 million under the share repurchase program adopted in March 2022 and US$3.6 million under the share repurchase program adopted in June 2023.

Guidance for the First Quarter of 2024

For the first quarter of 2024, Xunlei estimates total revenues to be between US$79 million and US$84 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 5.7%. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information.

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on March 14, 2024 (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company's quarterly and fiscal year results and recent business developments.

Participant Online Registration: https://register.vevent.com/register/BIedd8f3b92c45485b9da1107f669ff922

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/i7erbhna

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations and the "Guidance" section in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

  XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31,	December 31,
	2023	2022
	US$	US$
Assets

Current assets:
Cash and cash equivalents	170,802	177,154
Short-term investments	101,078	83,626
Accounts receivable, net	31,210	29,763
Inventories	2,219	457
Due from related parties	12,644	32,917
Prepayments and other current assets	9,423	8,267
Total current assets	327,376	332,184

Non-current assets:
Restricted cash	-	7,654
Long-term investments	32,134	30,811
Deferred tax assets	478	213
Property and equipment, net	60,028	61,734
Intangible assets, net	5,697	6,546
Goodwill	20,826	21,179
Due from a related party, non-current portion	19,619	-
Long-term prepayments and other assets	1,953	2,137
Operating lease assets	575	865
Total assets	468,686	463,323

Liabilities
Current liabilities:
Accounts payable	24,430	25,432
Due to related parties	-	1,560
Contract liabilities, current portion	36,375	38,967
Lease liabilities	276	283
Income tax payable	6,391	5,586
Accrued liabilities and other payables	53,708	49,438
Bank borrowings, current portion	6,906	7,024
Total current liabilities	128,086	128,290

Non-current liabilities:
Contract liabilities, non-current portion	846	876
Lease liabilities, non-current portion	229	299
Deferred tax liabilities	513	687
Bank borrowings, non-current portion	15,539	24,750
Total liabilities	145,213	154,902

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 325,047,736 shares outstanding as at December 31, 2022; 375,001,940 issued and 323,525,556 shares outstanding as at December 31, 2023)	81	81
Additional paid-in-capital	482,484	477,495
Accumulated other comprehensive loss	(18,913)	(14,668)
Statutory reserves	8,142	7,036
Treasury shares (49,954,204 shares and 51,476,384 shares as at December 31, 2022 and December 31, 2023, respectively)	12	12
Accumulated deficits	(146,944)	(160,063)
Total Xunlei Limited's shareholders' equity	324,862	309,893
Non-controlling interests	(1,389)	(1,472)
Total liabilities and shareholders' equity	468,686	463,323

  XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Year ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2023	2023	2022	2023	2022
	US$	US$	US$	US$	US$
Revenues, net of rebates and discounts	77,143	84,235	96,963	364,911	342,564
Business taxes and surcharges	(287)	(286)	(319)	(1,189)	(1,067)
Net revenues	76,856	83,949	96,644	363,722	341,497
Cost of revenues	(36,785)	(46,409)	(59,027)	(200,649)	(200,054)
Gross profit	40,071	37,540	37,617	163,073	141,443

Operating expenses
Research and development expenses	(19,497)	(19,483)	(19,234)	(74,201)	(67,680)
Sales and marketing expenses	(9,350)	(9,507)	(8,676)	(43,509)	(24,841)
General and administrative expenses	(11,618)	(11,093)	(9,799)	(46,875)	(39,701)
Credit loss (expenses)/write back, net	(293)	28	496	(100)	844
Total operating expenses	(40,758)	(40,055)	(37,213)	(164,685)	(131,378)

Operating (loss)/income	(687)	(2,515)	404	(1,612)	10,065
Interest income	1,318	1,163	735	4,619	1,898
Interest expense	(300)	(361)	(23)	(1,514)	(93)
Other income, net	3,523	7,329	703	16,904	13,545
Income before income taxes	3,854	5,616	1,819	18,397	25,415
Income tax expense	(137)	(1,251)	(247)	(4,131)	(4,068)
Net income	3,717	4,365	1,572	14,266	21,347
Less: net income/(loss) attributable to non-controlling interest	12	(30)	(58)	41	(116)
Net income attributable to common shareholders	3,705	4,395	1,630	14,225	21,463

Earnings per share for common shares
Basic	0.0114	0.0134	0.0049	0.0436	0.0639
Diluted	0.0114	0.0134	0.0049	0.0435	0.0638

Earnings per ADS
Basic	0.0570	0.0670	0.0245	0.2180	0.3195
Diluted	0.0570	0.0670	0.0245	0.2175	0.3190

Weighted average number of common shares used in calculating:
Basic	325,898,568	328,229,170	330,049,995	326,390,687	336,040,378
Diluted	326,160,722	328,738,450	330,277,252	326,849,502	336,235,501

Weighted average number of ADSs used in calculating:
Basic	65,179,714	65,645,834	66,009,999	65,278,137	67,208,076
Diluted	65,232,144	65,747,690	66,055,450	65,369,900	67,247,100

XUNLEI LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Year ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2023	2023	2022	2023	2022
	US$	US$	US$	US$	US$
GAAP operating (loss)/income	(687)	(2,515)	404	(1,612)	10,065
Share-based compensation expenses	787	1,106	1,879	9,676	8,184
Non-GAAP operating income/(loss)	100	(1,409)	2,283	8,064	18,249

GAAP net income	3,717	4,365	1,572	14,266	21,347
Share-based compensation expenses	787	1,106	1,879	9,676	8,184
Non-GAAP net income	4,504	5,471	3,451	23,942	29,531

GAAP earnings per share for common shares:
Basic	0.0114	0.0134	0.0049	0.0436	0.0639
Diluted	0.0114	0.0134	0.0049	0.0435	0.0638

GAAP earnings per ADS:
Basic	0.0570	0.0670	0.0245	0.2180	0.3195
Diluted	0.0570	0.0670	0.0245	0.2175	0.3190

Non-GAAP earnings per share for common shares:
Basic	0.0138	0.0168	0.0106	0.0732	0.0882
Diluted	0.0138	0.0167	0.0106	0.0731	0.0882

Non-GAAP earnings per ADS:
Basic	0.0690	0.0840	0.0530	0.3660	0.4410
Diluted	0.0690	0.0835	0.0530	0.3655	0.4410

Weighted average number of common shares used in calculating:
Basic	325,898,568	328,229,170	330,049,995	326,390,687	336,040,378
Diluted	326,160,722	328,738,450	330,277,252	326,849,502	336,235,501

Weighted average number of ADSs used in calculating:
Basic	65,179,714	65,645,834	66,009,999	65,278,137	67,208,076
Diluted	65,232,144	65,747,690	66,055,450	65,369,900	67,247,100

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com